ONLINETEL’S CALL ZONE OFFERS RATES TO CALL CANADA FOR 2.9¢ PER MINUTE

Toronto, January 19, 2004/ - Eiger Technology, Inc. (TSX: AXA; OTCBB: ETIFF) announces that its wholly-owned VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, offers new low rates to the tens of thousands of registered Call Zone users.

Registered Call Zone users will now be able to call the rest of Canada for only 2.9¢ per minute, U.S. for only 3.9¢ per minute and overseas to Australia, China, France, Germany, Italy, Netherlands, New Zealand, Norway, Singapore, South Korea, Spain, Sweden, Taiwan and U.K. for only 4.9¢ per minute.

The Call Zone service permits users 200 calls per month each up to 30 minutes duration within a provincial zone for absolutely no charge after an annual administration fee of only $20. A brief message is heard before each call. A Call Zone user may register up to 3 phone numbers on their exclusive personal identification number. The roaming feature allows access from any city within a Call Zone. No high-speed Internet connection or special equipment is necessary as is required by some companies. Registrations for Call Zone may be made by visiting www.onlinetel.com.

By exploiting its proprietary, national VoIP platform, Onlinetel strives to provide customers with the lowest rates in Canada. By using Onlinetel’s 10-10-580 (domestic and international calling) or Call Zone services where offered, customers will enjoy the high-quality, lowest-cost long distance alternative to traditional competitors due to the inherent cost efficiencies of routing voice traffic over VoIP rather than over conventional analog circuit-switched networks. Visit www.onlinetel.com for its low rates.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.